Tel Aviv, December 27 , 2011 Our ref: 14082/1251

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: R.V.B. Holdings Ltd.
Form 20-F for the Event Dated August 31, 2011
Filed September 7, 2011
File No. 000-29884

Dear Mr. Gilmore:

On behalf of R.V.B. Holdings Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated December 13, 2011 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Shell Company Report on Form 20-F (the “Shell Company Report on Form 20-F”). The Company will file an amended Shell Company Report on Form 20-F once the Staff has indicated that it has no further comments.

Form 20-F for the Event Dated August 31, 2011

Part I

1C.2 Auditors, page 2

1. We note that on August 22, 2011 your shareholders approved the appointment of Brightman Almagor Zohar & Co. as your new independent auditor; however you have not provided any further disclosures regarding the change in auditors. Please tell us how you considered providing each of the disclosures required by Item 16F of Form 20-F including a letter from the former auditors addressed to the Commission stating whether the auditors agree with the statements made by you about them and, if not, stating the respects in which they do not agree.

In response to the comment, the Company intends to amend the Shell Company Report on Form 20-F to include the following information under Item 16F:

"Somekh Chaikin, a member firm of KPMG International (Somekh Chaikin), was previously the principal accountants for R.V.B. Holdings Ltd. (the “Company”). On August 22, 2011, the firm was dismissed and Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu (Deloitte), was engaged as principal accountants. The decision to change accountants was recommended by the audit committee of the board of directors.

Mr. Patrick Gilmore
Securities and Exchange Commission
December 27, 2011

During the fiscal years ended December 31, 2010 and 2009 and through August 22, 2011, there were no: (i) disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused Somekh Chaikin to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of Somekh Chaikin on the consolidated financial statements of the Company as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from Somekh Chaikin is attached as Exhibit 15.1 hereto."

Environmental Energy Resources (Israel) Ltd.

Interim Condensed Financial Statements

2. We note that you have presented condensed financial statements containing only one annual period and that you have not provided an accompanying audit report. Please explain how the financial statements included in the filing comply with the instructions to Form 20-F. In this regard, please tell us how you considered providing full audited financial statements for all periods required accompanied by an audit report of an independent auditor.

In response to the comment, the Company advises the Staff that certain financial statements were included in the Shell Company Report on Form 20-F by way of incorporation by reference under Item 18. The financial statements of Environmental Energy Resources (Israel) Ltd. for the fiscal year ended December 31, 2010 (the "2010 EER Financial Statement") and for the fiscal quarter ended March 31, 2011 were furnished to the SEC as Appendix E of Exhibit 99.1 to the Company's Form 6-K, submitted on July 20, 2011.  Such Appendix E was incorporated by reference into the Shell Company Report on Form 20-F; however, the reference to the 2010 EER Financial Statements was inadvertently omitted from the list of financial statements incorporated by reference into the Shell Company Report by the reference to such Appendix E. The Company will amend the Shell Company Report on Form 20-F to correct the list of financial statements incorporated by reference under Item 18 to include a reference as well as to the 2010 EER Financial Statements.

* * * * *

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Very Truly Yours,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Ofer Naveh, Chief Financial Officer, R.V.B. Holdings Ltd.